Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2007	For the Twelve Months Ended December 31, 2006	For the Three Months Ended March 31, 2006
Earnings
Net Income for Common	$236	$686	$202
Preferred Stock Dividend	3	11	3
Income Tax	134	349	113
Pre-Tax Income from Continuing Operations	$373	$1,046	$318
Add: Fixed Charges*	123	472	104
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$496	$1,518	$422
* Fixed Charges
Interest on Long-term Debt	$100	$370	$85
Amortization of Debt Discount, Premium and Expense	4	16	4
Other Interest	14	65	10
Interest Component of Rentals	5	21	5
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$123	$472	$104
Ratio of Earnings to Fixed Charges	4.0	3.2	4.1